Exhibit 99.1

Nano Labs Announces Third Quarter 2022 Financial Results

HANGZHOU, China, November 17, 2022 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced its unaudited financial results as of September 30, 2022 and for the three months ended September 30, 2022.

Third Quarter 2022 Financial Highlights

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Net revenue increased significantly to RMB590.3 million (US$83.1 million) from RMB13.5 million in the same period of 2021.
•
Gross profit increased significantly to RMB130.3 million (US$18.4 million) from RMB8.4 million for the same period of 2021.
•
Profit from operations was RMB49.9 million (US$7.0 million) for the three months ended September 30, 2022, compared to a loss from operations of RMB7.8 million in the same period of 2021.
•
Net income was RMB52.5 million (US$7.4 million) for the three months ended September 30, 2022, compared to a net loss of RMB6.1 million in the same period of 2021.
•
Earnings per ordinary share (both basic and diluted) was approximately RMB0.49 (US$0.07) for the three months ended September 30, 2022, compared to a loss per ordinary share (both basic and diluted) of RMB0.06 in the same period of 2021.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented, “We are pleased with our outstanding performance in the third quarter of 2022, despite the impact of the transition of Ethereum from POW (Proof-of-Work) to POS (Proof-of-Stake) on our performance in September. In the third quarter of 2022, we saw a significant increase in our product delivery and net revenue. In addition, our metaverse rendering platform, iPolloverse, has achieved a major breakthrough in live rendering technology to accommodate 10,000 concurrent users on the same screen and completed the creation of the consensus mechanism in September. iPolloverse's latest rendering solution reduces the threshold for each user to participate and is committed to realizing the open social and immersive experience in the 3D metaverse, allowing tens of thousands of users to interact in real-time and at a low cost in the same scene. Meanwhile, we are actively developing our iterative products, B2 and Cuckoo 3.0 chips, and plan to launch them next year. Metaverse has presented new growth opportunities for us. We are well positioned to seize the new opportunities, improve our innovative capacities, and continue developing our business in the evolving market.”

Mr. Bing Chen, Chief Financial Officer, commented, “In the third quarter of this year, our net revenue achieved significant growth, with an increase to RMB590.3 million (US$83.1million) as compared to the same period of last year. In addition, we turned a net income of RMB52.5 million (US$7.4 million) in the third quarter of 2022 from a net loss of RMB6.1 million in the same period of 2021. Through our continuous efforts, our product delivery volume increased significantly in the third quarter of 2022. We also completed a follow-on offering with US$5.0 million in this period. We believe our strong capabilities and strategic development position us well for future growth and we are confident in generating values for our shareholders, investors, customers, suppliers and employees in the long term.”

Unaudited Third Quarter 2022 Financial Results

Net Revenues

Net revenues increased significantly to RMB590.3 million (US$83.1 million) for the three months ended September 30, 2022, from RMB13.5 million for the same period of 2021. The increase in net revenues was primarily due to the increase in sales volume of iPollo V1 Series and B1 Series products.

Cost of Revenues

Cost of revenues increased significantly to RMB459.9 million (US$64.8 million) for the three months ended September 30, 2022, from RMB5.0 million for the same period of 2021. The change was mainly due to the increase in sales volume and an inventory write-down of RMB237.5 million.

Operating Expenses

Total operating expenses increased to RMB80.4 million (US$11.3 million) for the three months ended September 30, 2022, from RMB16.2 million for the same period of 2021.

•
Selling and marketing expenses increased significantly to RMB8.7 million (US$1.2 million) for the three months ended September 30, 2022 from RMB1.7 million for the same period of 2021. The increase in selling and marketing expenses was primarily due to the increase in advertising expenses to support marketing strategies, expand market share and improve brand visibility.
•
General and administrative expenses increased significantly to RMB20.8 million (US$2.9 million) for the three months ended September 30, 2022, from RMB2.6 million for the same period of 2021. The increase in general and administrative expenses was primarily due to the increase in employee salary expenses as the number and salaries of general and administrative staff increased and the increase in equipment fees and travel fees due to the development and expansion of its business.
•
Research and development expenses increased significantly to RMB51.0 million (US$7.2 million) for the three months ended September 30, 2022, from RMB11.9 million for the same period of 2021. The increase in research and development expenses was primarily due to the increase in employee salary expenses and share-based compensation expenses as a result of an increased number of research and development personnel, and the increase in material fees and equipment fees used for research and development activities.

Profit (Loss) from Operations

Profit from operations was RMB49.9 million (US$7.0 million) for the three months ended September 30, 2022, compared with loss from operations of RMB7.8 million for the same period of 2021.

Finance Income

Finance income was RMB2.5 million (US$0.4 million) for the three months ended September 30, 2022, compared with finance income of RMB0.4 million for the same period of 2021 due to the increase of foreign currency exchange gains.

Net Income (Loss)

Net income was RMB52.5 million (US$7.4 million) for the three months ended September 30, 2022, compared with net loss of RMB6.1 million for the same period of 2021.

Basic and Diluted Earnings (Loss) Per Ordinary Share

Basic and diluted earnings per ordinary share was RMB0.49 (US$0.07) for the three months ended September 30, 2022, compared with basic and diluted loss per ordinary share of RMB0.06 for the same period of 2021. Each ADS represents 2 of the Company’s class A ordinary shares.

Cash and Cash Equivalents

As of September 30, 2022, the Company had cash and cash equivalents of RMB86.8 million (US$12.2 million), compared with RMB233.9 million as of December 31, 2021.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.0998 to US$1.00, the central parity rate on September 30, 2022 published by the People’s Bank of China.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net income/(loss) as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense.

We present the non-GAAP financial measure because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges and non-operating items. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (9:30 pm Beijing Time) on November 17, 2022.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://s1.c-conf.com/diamondpass/10026946-vmx37b.html.

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://ir.nano.cn/.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market *. For more information, please visit the Company’s website at: ir.nano.cn.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

Consolidated Balance Sheets

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	233,853,654	86,763,171	12,220,509
Short-term investments	31,888,500	—	—
Inventories, net	213,870,251	161,908,767	22,804,694
Prepayments, net	372,355,129	97,435,864	13,723,748
Other current assets	41,460,490	33,376,947	4,701,111
Total current assets	893,428,024	379,484,749	53,450,062
Non-current assets:
Property, plant and equipment, net	7,249,044	12,664,718	1,783,813
Intangible asset, net	—	48,963,593	6,896,475
Operating lease right-of-use assets	9,155,665	5,862,923	825,787
Total non-current assets	16,404,709	67,491,234	9,506,075

TOTAL ASSETS	909,832,733	446,975,983	62,956,137

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debts	—	60,000	8,451
Accounts payable	2,837,638	19,290,731	2,717,081
Advance from customers	917,391,899	135,863,418	19,136,232
Operating lease liabilities, current	5,224,757	3,742,011	527,059
Other current liabilities	6,917,757	20,860,987	2,938,249
Total current liabilities	932,372,051	179,817,147	25,327,072
Non-current liabilities:
Long-term debts	—	6,911,483	973,476
Operating lease liabilities, non-current	2,122,357	1,231,988	173,524
Total non-current liabilities	2,122,357	8,143,471	1,147,000
Total liabilities	934,494,408	187,960,618	26,474,072
Shareholders' equity (deficit):
Ordinary shares ($0.0001 par value; 500,000,000 and 200,000,000 shares authorized as of December 31, 2021 and September 30, 2022, respectively; 103,790,000 and nil shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	66,970	—	—
Class A ordinary shares ($0.0001 par value; 242,821,846 shares authorized; nil and 54,318,514 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	—	35,425	4,990
Class B ordinary shares ($0.0001 par value; 57,178,154 shares authorized; nil and 57,178,154 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	—	36,894	5,196
Additional paid-in capital	201,418,380	351,432,629	49,498,948
Subscription receivable	—	(33,014,081)	(4,650,002)
Accumulated deficit	(223,679,698)	(59,767,126)	(8,418,142)
Accumulated other comprehensive income (loss)	(2,467,327)	291,624	41,075
Total shareholders' equity (deficit)	(24,661,675)	259,015,365	36,482,065

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	909,832,733	446,975,983	62,956,137

Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the three months ended September 30,
	2021	2022
	RMB	RMB	US$
Net revenues	13,458,896	590,290,153	83,141,800
Cost of revenues	5,033,466	459,942,524	64,782,462
Gross profit	8,425,430	130,347,629	18,359,338

Operating expenses:
Selling and marketing expenses	1,678,178	8,669,380	1,221,074
General and administrative expenses	2,649,786	20,795,714	2,929,056
Research and development expenses	11,898,920	50,952,463	7,176,605
Total operating expenses	16,226,884	80,417,557	11,326,735

Profit (loss) from operations	(7,801,454)	49,930,072	7,032,603

Other income
Finance income	(362,581)	(2,498,736)	(351,945)
Interest income	(1,283,029)	(28,175)	(3,968)
Other income	(98,297)	(62,065)	(8,742)
Total other income	(1,743,907)	(2,588,976)	(364,655)

Income (loss) before income tax provision	(6,057,547)	52,519,048	7,397,258
Income tax provision	—	—	—
Net income (loss)	(6,057,547)	52,519,048	7,397,258

Comprehensive income (loss):
Net income (loss)	(6,057,547)	52,519,048	7,397,258
Other comprehensive income:
Foreign currency translation adjustment	199	1,422,059	200,296
Total comprehensive income (loss)	(6,057,348)	53,941,107	7,597,554

Net income (loss) per ordinary share:
Basic	(0.06)	0.49	0.07
Diluted	(0.06)	0.49	0.07

Weighted average number of shares used in per share calculation:
Basic	98,195,565	106,836,594	106,836,594
Diluted	98,195,565	107,089,656	107,089,656

Non-GAAP Reconciliation

(all amounts in RMB and US$)

	For the three months ended September 30,
	2021	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	(6,057,547)	52,519,048	7,397,258
Add:
Share-based compensation expenses	4,836	2,336,837	329,141
Non-GAAP adjusted net income (loss)	(6,052,711)	54,855,885	7,726,399